Exhibit 99.1

ChinaCache Has Regained Compliance with NASDAQ Rules

BEIJING, November 21, 2017 — ChinaCache International Holdings Ltd.  (“ChinaCache” or the “Company”) (Nasdaq: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that it received a letter from The Nasdaq Stock Market, Inc. (the “NASDAQ”) stating that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”) with respect to filing of its annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “Annual Report”). As previously disclosed, NASDAQ notified the Company on May 18, 2017 that it no longer met the period filing requirement for The Nasdaq Stock Market under the Rule. Based on the filing of the Annual Report on November 14, 2017, Nasdaq has determined that the Company complies with the Rule. Accordingly, this matter is now closed.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408 5306

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6200

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com